Exhibit 99.1

iQIYI Announces Third Quarter 2024 Financial Results

BEIJING, CHINA, November 21, 2024 – iQIYI, Inc. (Nasdaq: IQ) (“iQIYI” or the “Company”), a leading provider of online entertainment video services in China, today announced its unaudited financial results for the third quarter ended September 30, 2024.

Third Quarter 2024 Highlights

•	Total revenues were RMB7.2 billion (US$1.0 billion1), decreasing 10% year over year.

•

Operating income was RMB238.9 million (US$34.0 million) and operating income margin was 3%, compared to operating income of RMB746.7 million and operating income margin of 9% in the same period in 2023.

•

Non-GAAP operating income[2] was RMB368.6 million (US$52.5 million) and non-GAAP operating income margin was 5%, compared to non-GAAP operating income of RMB894.9 million and non-GAAP operating income margin of 11% in the same period in 2023.

•	Net income attributable to iQIYI was RMB229.4 million (US$32.7 million), compared to net income attributable to iQIYI of RMB475.9 million in the same period in 2023.

•	Non-GAAP net income attributable to iQIYI[2] was RMB479.8 million (US$68.4 million), compared to non-GAAP net income attributable to iQIYI of RMB622.1 million in the same period in 2023.

“In the third quarter of 2024, we topped the industry in the drama series market share, according to Enlightent data,” commented Mr. Yu Gong, Founder, Director, and Chief Executive Officer of iQIYI. “We have recently elevated our entertainment offerings and services with strategic enhancements, integrating sought-after mini and short dramas to complement our extensive long-form content portfolio. We have also introduced a family account option within our membership programs. We believe these improvements will better serve users’ evolving entertainment needs.”

“Our goal is to enhance content appeal by optimizing long-form video offerings and incorporating mini and short dramas into our content portfolio. With disciplined execution, we believe that such initiatives will lead to long-term value creation for our businesses.” commented Mr. Jun Wang, Chief Financial Officer of iQIYI.

Third Quarter 2024 Financial Highlights

	Three Months Ended
(Amounts in thousands of Renminbi (“RMB”), except for per ADS data, unaudited)	September 30,	June 30,	September 30,
	2023	2024	2024
	RMB	RMB	RMB
Total revenues	8,015,079	7,438,785	7,245,681
Operating income	746,747	342,093	238,921
Operating income (non-GAAP)	894,879	501,417	368,644
Net income attributable to iQIYI, Inc.	475,920	68,685	229,412
Net income attributable to iQIYI, Inc. (non-GAAP)	622,071	246,914	479,787
Diluted net income per ADS	0.49	0.07	0.24
Diluted net income per ADS (non-GAAP)[2]	0.64	0.25	0.50

Footnotes:

[1]

Unless otherwise noted, RMB to USD was converted at an exchange rate of RMB7.0176 as of September 30, 2024, as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. Translations are provided solely for the convenience of the reader.

[2]	Non-GAAP measures are defined in the Non-GAAP Financial Measures section (see also “Reconciliations of Non-GAAP Financial Measures to the Nearest Comparable GAAP Measures” for more details).

Third Quarter 2024 Financial Results

Total revenues reached RMB7.2 billion (US$1.0 billion), decreasing 10% year over year.

Membership services revenue was RMB4.4 billion (US$622.1 million), decreasing 13% year over year, primarily due to a lighter content slate.

Online advertising services revenue was RMB1.3 billion (US$190.5 million), decreasing 20% year over year, primarily due to the decrease in brand advertising business, partially offset by the growth of performance-based advertising business.

Content distribution revenue was RMB814.0 million (US$116.0 million), increasing 52% year over year, primarily driven by the increase in the barter transactions.

Other revenues were RMB728.8 million (US$103.8 million), decreasing 8% year over year.

Cost of revenues was RMB5.6 billion (US$805.1 million), decreasing 3% year over year. Content costs as a component of cost of revenues were RMB4.0 billion (US$569.0 million), decreasing 5% year over year. The decrease in content cost was primarily due to lighter movie offerings in the quarter.

Selling, general and administrative expenses were RMB907.9 million (US$129.4 million), decreasing 7% year over year. The decrease was primarily due to the decrease in the marketing spending.

Research and development expenses were RMB449.0 million (US$64.0 million), flat year over year.

Operating income was RMB238.9 million (US$34.0 million), decreasing 68% year over year. Operating income margin was 3%, compared to operating income margin of 9% in the same period in 2023. Non-GAAP operating income was RMB368.6 million (US$52.5 million), decreasing 59% year over year. Non-GAAP operating income margin was 5%, compared to non-GAAP operating income margin of 11% in the same period in 2023.

Total other income was RMB8.4 million (US$1.2 million), compared to total other expense of RMB254.2 million in the same period in 2023. The year over year variance was primarily driven by gain from foreign exchange, partially offset by the increase in impairment provision.

Income before income taxes was RMB247.3 million (US$35.2 million), compared to income before income taxes of RMB492.5 million in the same period in 2023.

Income tax expense was RMB11.5 million (US$1.6 million), compared to income tax expense of RMB9.0 million in the same period in 2023.

Net income attributable to iQIYI was RMB229.4 million (US$32.7 million), decreasing 52% year over year. Diluted net income attributable to iQIYI per ADS was RMB0.24 (US$0.03) for the third quarter of 2024, compared to diluted net income attributable to iQIYI per ADS of RMB0.49 in the same period of 2023. Non-GAAP net income attributable to iQIYI was RMB479.8 million (US$68.4 million), decreasing 23% year over year. Non-GAAP diluted net income attributable to iQIYI per ADS was RMB0.50 (US$0.07), compared to non-GAAP diluted net income attributable to iQIYI per ADS of RMB0.64 in the same period of 2023.

Operating cash flow was RMB242.5 million (US$34.6 million), compared to operating cash flow of RMB830.7 million in the same period of 2023. Free cash flow was RMB234.8 million (US$33.5 million), compared to free cash flow of RMB826.5 million in the same period of 2023.

As of September 30, 2024, the Company had cash, cash equivalents, short-term investments and long-term restricted cash included in prepayments and other assets of RMB4.7 billion (US$673.8 million). In August 2024, PAG drew down US$200.0 million under the loan facility, bringing the total draw down under the facility agreements to US$400.0 million as of September 30, 2024. As such, PAG’s repurchase right for the US$522.5 million principal of the convertible senior notes due January 2028 has been waived.

Conference Call Information

iQIYI’s management will hold an earnings conference call at 6:30 AM on November 21, 2024, U.S. Eastern Time (7:30 PM on November 21, 2024, Beijing Time).

Please register in advance of the conference using the link provided below. Upon registering, you will be provided with participant dial-in numbers, passcode and unique access PIN by a calendar invite.

Participant Online Registration: https://s1.c-conf.com/diamondpass/10042987-f1zkbm.html

It will automatically direct you to the registration page of “iQIYI Third Quarter 2024 Earnings Conference Call”, where you may fill in your details for RSVP.

In the 10 minutes prior to the call start time, you may use the conference access information (including dial-in number(s), passcode and unique access PIN) provided in the calendar invite that you have received following your pre-registration.

A telephone replay of the call will be available after the conclusion of the conference call through November 28, 2024.

Dial-in numbers for the replay are as follows:

International Dial-in   +1 855 883 1031

Passcode:        10042987

A live and archived webcast of the conference call will be available at http://ir.iqiyi.com/.

About iQIYI, Inc.

iQIYI, Inc. is a leading provider of online entertainment video services in China. It combines creative talent with technology to foster an environment for continuous innovation and the production of blockbuster content. It produces, aggregates and distributes a wide variety of professionally produced content, as well as a broad spectrum of other video content in a variety of formats. iQIYI distinguishes itself in the online entertainment industry by its leading technology platform powered by advanced AI, big data analytics and other core proprietary technologies. Over time, iQIYI has built a massive user base and developed a diversified monetization model including membership services, online advertising services, content distribution, online games, IP licensing, talent agency, online literature, etc.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the quotations from management in this announcement, as well as iQIYI’s strategic and operational plans, contain forward-looking statements. iQIYI may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about iQIYI’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: iQIYI’s strategies; iQIYI’s future business development, financial condition and results of operations; iQIYI’s ability to retain and increase the number of users, members and advertising customers, and expand its service offerings; competition in the online entertainment industry; changes in iQIYI’s revenues, costs or expenditures; Chinese governmental policies and regulations relating to the online entertainment industry, general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and iQIYI undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

To supplement iQIYI’s consolidated financial results presented in accordance with GAAP, iQIYI uses the following non-GAAP financial measures: non-GAAP operating income, non-GAAP operating income margin, non-GAAP net income attributable to iQIYI, non-GAAP diluted net income attributable to iQIYI per ADS and free cash flow. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

iQIYI believes that these non-GAAP financial measures provide meaningful supplemental information regarding its operating performance by excluding certain items that may not be indicative of its business operating results, such as operating performance excluding non-cash charges or non-operating in nature. The Company believes that both management and investors benefit from referring to the non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to iQIYI’s historical operating performance. The Company believes the non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP financial measures is that the non-GAAP measures exclude certain items that have been and will continue to be for the foreseeable future a significant component in the Company’s results of operations. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data.

Non-GAAP operating income represents operating income excluding share-based compensation expenses, amortization of intangible assets resulting from business combinations.

Non-GAAP net income attributable to iQIYI, Inc. represents net income attributable to iQIYI, Inc. excluding share-based compensation expenses, amortization of intangible assets resulting from business combinations, disposal gain or loss, impairment of long-term investments, fair value change of long-term investments, adjusted for related income tax effects. iQIYI’s share of equity method investments for these non-GAAP reconciling items, primarily amortization and impairment of intangible assets not on the investees’ books, accretion of their redeemable non-controlling interests, and the gain or loss associated with the issuance of shares by the investees at a price higher or lower than the carrying value per share, adjusted for related income tax effects, are also excluded.

Non-GAAP diluted net income per ADS represents diluted net income per ADS calculated by dividing non-GAAP net income attributable to iQIYI, Inc, by the weighted average number of ordinary shares expressed in ADS.

Free cash flow represents net cash provided by operating activities less capital expenditures.

For more information, please contact:

Investor Relations

iQIYI, Inc.

ir@qiyi.com

iQIYI, INC.

Condensed Consolidated Statements of Income

(In RMB thousands, except for number of shares and per share data)

	Three Months Ended
	September 30,	June 30,	September 30,
	2023	2024	2024
	RMB	RMB	RMB
	(Unaudited)	(Unaudited)	(Unaudited)
Revenues:
Membership services	5,011,617	4,495,310	4,365,955
Online advertising services	1,674,260	1,461,367	1,336,932
Content distribution	537,058	698,175	814,028
Others	792,144	783,933	728,766

Total revenues	8,015,079	7,438,785	7,245,681

Operating costs and expenses:
Cost of revenues	(5,839,540)	(5,678,342)	(5,649,836)
Selling, general and administrative	(981,409)	(969,673)	(907,885)
Research and development	(447,383)	(448,677)	(449,039)

Total operating costs and expenses	(7,268,332)	(7,096,692)	(7,006,760)

Operating income	746,747	342,093	238,921

Other income/(expense):
Interest income	45,219	68,688	69,044
Interest expenses	(281,528)	(288,162)	(256,440)
Foreign exchange (loss)/gain, net	(38,084)	(51,338)	296,030
Gain/(loss) from equity method investments	1,355	(2,100)	4,627
Others, net	18,802	32,476	(104,867)

Total other (expense)/income, net	(254,236)	(240,436)	8,394

Income before income taxes	492,511	101,657	247,315

Income tax expense	(9,012)	(25,741)	(11,483)

Net income	483,499	75,916	235,832

Less: Net income attributable to noncontrolling interests	7,579	7,231	6,420

Net income attributable to iQIYI, Inc.	475,920	68,685	229,412

Net income attributable to ordinary shareholders	475,920	68,685	229,412

Net income per share for Class A and Class B ordinary shares:
Basic	0.07	0.01	0.03
Diluted	0.07	0.01	0.03
Net income per ADS (1 ADS equals 7 Class A ordinary shares):
Basic	0.50	0.07	0.24
Diluted	0.49	0.07	0.24
Weighted average number of Class A and Class B ordinary shares used in net income per share computation:
Basic	6,712,002,812	6,725,978,497	6,737,281,504
Diluted	6,850,839,094	6,857,915,450	6,779,359,665

iQIYI, INC.

Condensed Consolidated Balance Sheets

(In RMB thousands, except for number of shares and per share data)

	December 31,	September 30,
	2023	2024
	RMB	RMB
		(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	4,434,525	3,241,336
Restricted cash	6,120	—
Short-term investments	941,738	936,267
Accounts receivable, net	2,169,042	2,215,920
Prepayments and other assets	2,794,259	2,302,748
Amounts due from related parties	1,707,024	345,392
Licensed copyrights, net	582,521	522,495

Total current assets	12,635,229	9,564,158

Non-current assets:
Fixed assets, net	863,813	839,945
Long-term investments	2,260,785	2,054,565
Licensed copyrights, net	6,966,508	6,862,492
Intangible assets, net	309,534	310,006
Produced content, net	13,376,985	14,321,624
Prepayments and other assets	3,518,210	3,508,104
Operating lease assets	683,897	621,083
Goodwill	3,820,823	3,820,823
Amounts due from related parties	158,590	2,927,240

Total non-current assets	31,959,145	35,265,882

Total assets	44,594,374	44,830,040

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and notes payable	5,671,074	6,486,111
Amounts due to related parties	2,953,658	3,267,320
Customer advances and deferred revenue	4,373,208	4,320,866
Convertible senior notes, current portion	2,802,442	16,668
Short-term loans	3,571,637	4,347,147
Long-term loans, current portion	2,000	36,800
Operating lease liabilities, current portion	100,883	93,432
Accrued expenses and other liabilities	2,866,632	2,883,646

Total current liabilities	22,341,534	21,451,990

Non-current liabilities:
Long-term loans	97,990	496,951
Convertible senior notes	8,143,994	8,187,011
Deferred tax liabilities	824	34
Amounts due to related parties	80,566	64,211
Operating lease liabilities	523,747	464,837
Other non-current liabilities	1,220,804	886,346

Total non-current liabilities	10,067,925	10,099,390

Total liabilities	32,409,459	31,551,380

Shareholders’ equity:
Class A ordinary shares	237	238
Class B ordinary shares	193	193
Additional paid-in capital	54,971,469	55,439,943
Accumulated deficit	(44,573,428)	(43,620,014)
Accumulated other comprehensive income	1,688,047	1,388,992
Non-controlling interests	98,397	69,308

Total shareholders’ equity	12,184,915	13,278,660

Total liabilities and shareholders’ equity	44,594,374	44,830,040

iQIYI, INC.

Condensed Consolidated Statements of Cash Flows

(In RMB thousands, except for number of shares and per share data)

	Three Months Ended
	September 30,	June 30,	September 30,
	2023	2024	2024
	RMB	RMB	RMB
	(Unaudited)	(Unaudited)	(Unaudited)
Net cash provided by operating activities	830,689	410,752	242,517
Net cash (used for)/provided by investing activities (1,2)	(55,245)	336,256	(1,662,662)
Net cash provided by/(used for) financing activities	269,189	865,894	(2,611,570)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	4,587	23,113	(83,808)

Net increase/(decrease) in cash, cash equivalents and restricted cash	1,049,220	1,636,015	(4,115,523)

Cash, cash equivalents and restricted cash at the beginning of the period	5,082,365	6,271,368	7,907,383
Cash, cash equivalents and restricted cash at the end of the period	6,131,585	7,907,383	3,791,860

Reconciliation of cash and cash equivalents and restricted cash:
Cash and cash equivalents	4,230,587	6,301,808	3,241,336
Restricted cash	6,120	—	—
Long-term restricted cash	1,894,878	1,605,575	550,524

Total cash and cash equivalents and restricted cash shown in the statements of cash flows	6,131,585	7,907,383	3,791,860

Net cash provided by operating activities	830,689	410,752	242,517
Less: Capital expenditures (2)	(4,192)	(28,299)	(7,700)

Free cash flow	826,497	382,453	234,817

(1)

Net cash provided by or used for investing activities primarily consists of net cash flows from loans provided to related party, investing in debt securities, purchase of long-term investments and capital expenditures.

(2)	Capital expenditures are incurred primarily in connection with construction in process, computers and servers.

iQIYI, INC.

Reconciliations of Non-GAAP Financial Measures to the Nearest Comparable GAAP Measures

(Amounts in thousands of Renminbi (“RMB”), except for per ADS information, unaudited)

	Three Months Ended
	September 30,	June 30,	September 30,
	2023	2024	2024
	RMB	RMB	RMB
Operating income	746,747	342,093	238,921
Add: Share-based compensation expenses	145,730	157,791	128,190
Add: Amortization of intangible assets(1)	2,402	1,533	1,533

Operating income (non-GAAP)	894,879	501,417	368,644

Net income attributable to iQIYI, Inc.	475,920	68,685	229,412
Add: Share-based compensation expenses	145,730	157,791	128,190
Add: Amortization of intangible assets(1)	2,402	1,533	1,533
Add: Disposal loss	—	—	22,265
Add: Impairment of long-term investments	—	16,591	91,243
Add: Fair value (gain)/loss of long-term investments	(1,756)	2,577	7,407
Add: Tax effects on non-GAAP adjustments(2)	(225)	(263)	(263)

Net income attributable to iQIYI, Inc. (non-GAAP)	622,071	246,914	479,787

Diluted net income per ADS	0.49	0.07	0.24
Add: Non-GAAP adjustments to earnings per ADS	0.15	0.18	0.26

Diluted net income per ADS (non-GAAP)	0.64	0.25	0.50

(1)	This represents amortization of intangible assets resulting from business combinations.
(2)	This represents tax impact of all relevant non-GAAP adjustments.